

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Arndt Rolfs
Chief Executive Officer
Centogene N.V.
Am Strande 7
18055 Rostock, Germany

  Re: Centogene N.V.
    Draft Registration Statement on Form F-1
    Filed June 26, 2020
    CIK No. 0001757097

Dear Mr. Rolfs:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Paul Fischer at 202-551-3415 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Leo Borchardt, Esq.